EXHIBIT C - SCHEDULE 13D

                             FIR TREE PARTNERS
                  1211 AVENUE OF THE AMERICAS, 29TH FLOOR
                         NEW YORK, NEW YORK  10036


                              August 12, 1997


VS&A Communications Partners II, L.P.
350 Park Avenue
New York, New York  10022


     Re:  T/SF COMMUNICATIONS CORPORATION


Gentlemen:

     This letter sets forth the agreement of VS&A Communications Partners II, L.P. ("VSA") and Fir Tree Partners, on behalf of Fir Tree Value Fund, L.P., Fir Tree Institutional Value Fund, L.P. and Fir Tree Value Partners LDC (collectively "Fir Tree"), regarding Fir Tree's participation in VSA's proposed acquisition of a controlling interest in T/SF Communications Corporation (the "Company").

     It is presently contemplated that VSA will effect the acquisition of the Company (the "Transaction") in a three-step transaction accounted for as a recapitalization of the Company involving (i) an issuer tender offer by the Company for all outstanding shares of the Company's common stock followed by (ii) an investment by VSA in newly-issued shares of the Company's common stock and (iii) a merger (that will not result in goodwill to the Company) or a reverse split of the Company's common stock designed to cash out all remaining stockholders of the Company other than VSA and Fir Tree or pursuant to an alternative structure mutually acceptable to VSA and Fir Tree.

     VSA and Fir Tree hereby agree that Fir Tree will participate in the Transaction through the retention of the 487,506 shares of the Company's common stock currently held by it and will not participate in the issuer tender offer. Simultaneously with consummation of the issuer tender offer, Fir Tree, VSA and the Company will enter into the Stockholders Agreement attached hereto. In connection with the Transaction, it is anticipated that one or more limited liability companies (collectively, "Newco") will be formed to acquire certain business units of the Company in exchange for a preferred membership interest in Newco to be issued to the Company. VSA and Fir Tree hereby agree that the common membership interest in Newco will be owned by them in the same proportions as the Company's common stock is owned by them following the Transaction, and that Newco's operating agreement will contain provisions equivalent to those in the Stockholders Agreement.

     Fir Tree's obligation to participate in the Transaction shall be subject to the satisfaction of the following conditions: (i) VSA and its affiliates and limited partners shall have invested not less than $35.0 million in the Company's common stock at a per-share price equal to the tender offer price; (ii) the Company shall have accepted for payment pursuant to the issuer tender offer a number of shares of the Company's common stock such that VSA and Fir Tree would have the power to approve the merger or reverse split without the concurring vote of any other stockholder of the Company; and (iii) the Company shall have obtained all necessary debt financing to consummate the tender offer and the merger or reverse split.

     VSA agrees that it will exercise its reasonable best efforts to secure financing for the Transaction that will permit the Company to dispose of individual subsidiaries or other business units for cash or non-cash consideration and to utilize the proceeds of such dispositions to reduce indebtedness without penalty. VSA further agrees that any bridge financing obtained in connection with the Transaction shall not obligate the Company to accept permanent financing from such bridge lender.

     Fir Tree's obligations hereunder shall terminate at the election of Fir Tree in the event that VSA fails to enter into a definitive agreement with the Company with respect to the Transaction acceptable to Fir Tree prior to 5:00 P.M. New York time on August 31, 1997. If VSA shall not enter into a definitive agreement with the Company with respect to the Transaction, regardless of the reason therefor, VSA shall have no liability or obligation to Fir Tree. In the event that an acceptable definitive agreement is executed, Fir Tree agrees to work exclusively with VSA with respect to an acquisition of the Company for a period of 120 days, provided that Fir Tree's obligations shall terminate simultaneously with any termination of such agreement. In the event of any such termination, Fir Tree and VSA will share any break-up or similar fees received by VSA in connection with such termination in proportion to their respective ownership percentages in the Company had the Transaction occurred so long as Fir Tree is not a participant (other than solely as a seller of shares) in a competing transaction. In the event that the Transaction is consummated, all out-of-pocket fees and expenses incurred by Fir Tree will be reimbursed by the Company.

     Please evidence your agreement with the foregoing by executing this letter in the space provided below and returning an executed copy to the undersigned.


                              Very truly yours,

                              Fir Tree Partners



                              By:  /s/ Jeff Tannenbaum
                                   --------------------------
                                   Jeff Tannenbaum


Accepted and Agreed to:

VS&A Communications Partners II, L.P.


By:  /s/ Jeffrey Stevenson
     -------------------------------
     President and General Partner